FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities and Exchange Act of 1934

For the Month of July 2009

GRUPO CASA SABA, S.A.B. DE C.V.
(Translation of registrant's name into English)

Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec, C.P. 11000
Mexico City,
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F | X | Form 40-F | _ |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | _ | No | X |

Grupo Casa Saba, S.A.B. de C.V.

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      Payment of a Cash Dividend on July 17th 2009:                              2

Grupo Casa Saba Announces the Payment of a Cash Dividend of $0.6405 Per Share on July 17th 2009

Mexico City, Mexico, July 7, 2009. -At the General Annual Ordinary Shareholders Meeting, held on April 30, 2009, Grupo Casa Saba S.A.B. de C.V. (SAB)  approved a cash dividend in the amount of Ps. 170,000,000.00 (One hundred seventy million pesos and 00/100), which is the equivalent of  $0.6405 (zero point six four zero five pesos) per outstanding share.  At the Board of Directors meeting held on July 1st, 2009, the Board determined that the dividend will be paid on July 17th, 2009. Shareholders that receive the dividend will not be subject to any Income tax retention.

For the seventh consecutive year, Grupo Casa Saba is giving back its shareholders by paying out a cash dividend. This dividend payment represents yet another goal that the company has accomplished, and as such, gives us a great sense of pride and satisfaction. At Grupo Casa Saba, we will continue to focus on improving our profitability levels as well as on increasing the Company’s cash flow in order to improve the returns for our investors.

Contacts:
Sandra Yatsko                                                  Jesús Martínez Rojas
Grupo Casa Saba                                            IR Communications
(52 55) 5284-6698                                           (52 55) 5644-1247
syatsko@casasaba.com                                 jesus@irandpr.com
www.casasaba.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   GRUPO CASA SABA, S.A.B. DE C.V.
                                                                    (Registant)

Date: July 7, 2009                                    By: /s/ ALEJANDRO SADURNI GÓMEZ
                                                                   Name: Alejandro Sadurni Gómez
                                                                   Title: Chief Financial Officer